UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number: 001-39173

I-MAB

55th Floor, New Bund Center, 555 West Haiyang Road, Pudong District

Shanghai, 200124

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                            Form 40-F ☐

Change in Board and Management Composition

The board of directors (the “Board”) of I-Mab (Nasdaq: IMAB) (the “Company”) has appointed Mr. Joseph Skelton to serve as the Chief Financial Officer of the Company, effective February 5, 2024, succeeding Mr. Richard Yeh, who resigned from the Board and his executive positions with the Company. Mr. Skelton brings nearly ten years of experience in investment banking and has advised on transactions with an aggregate transaction value of more than US$20 billion. Mr. Skelton most recently served as a Senior Vice President at Truist Securities covering the biopharma sector and previously held roles at Cantor Fitzgerald and Amneal Pharmaceuticals.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

I-MAB

By	:	/s/ Raj Kannan
Name	:	Raj Kannan
Title	:	Director and Chief Executive Officer

Date: February 6, 2024